

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2022

Andrey Fadeev
Chief Executive Officer
Nexters Inc.
55, Griva Digeni
3101, Limassol
Cyprus

> **Re: Nexters Inc.**
> **Post-Effective Amendment No. 5 to Form F-1**
> **Filed October 18, 2022**
> **File No. 333-259707**

Dear Andrey Fadeev:

We have limited our review of your post-effective amendment to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2022 letter.

Post-Effective Amendment No. 5 to Registration Statement on Form F-1

Cover Page

1.   Please clarify the disclosure you provided in response to prior comment 1. You appear to indicate that the selling securityholders will not sell their shares and warrants pursuant to the prospectus so long as the trading on Nasdaq remains suspended. Please clarify if that is the case. If not, please indicate the fixed price at which the selling securityholders will sell their shares and warrants until trading resume on Nasdaq. In this regard, it is not clear that the disclosed fair value of the shares and warrants is the fixed price at which the securityholders will sell their securities or whether the offering price will fluctuate based

on estimated fair values using the methodology set forth in Note 22 of the interim financial statements.

2.   We note your disclosure in response to prior comment 2, including using the average price paid by the Sponsor for the ordinary shares it is offering to calculate the Sponsor's potential profit. Please only disclose the potential profit for shares that were purchased by the Sponsor at prices below the last market price rather than netting potential sales at a profit with potential sales at a loss. For example, specifically disclose the potential profit the Sponsor could earn on the sale of its 6,750,000 founders shares purchased for $25,000, or approximately $0.00325 per share. In addition, as requested in prior comment 2, disclose on the prospectus cover page the price that the Sponsor acquired its ordinary shares and warrants, and the price that the SPAC's public securityholders acquired their ordinary shares and warrants. Also disclose that Mr. Tavrin, who has sole dispositive power over company's shares held by the Sponsor, has caused the Sponsor to offer all of its securities in this offering, consisting of 11,750,000 shares and 6,125,000 warrants. As appropriate, revise the disclosure in the risk factor on page 46.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Joshua Shainess, Legal Branch Chief, at 202-551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: J. David Stewart, Esq.